March 22, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549-3720

Attention:	Tracey Houser

Kevin Vaughn

Christopher Edwards

Celeste Murphy

Re:	Edgewise Therapeutics, Inc. Registration Statement on Form S-1

(File No. 333-253923)

Acceleration Request

Requested Date:	Thursday, March 25, 2021
Requested Time:	4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Edgewise Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-253923) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Jennifer Knapp at (650) 849-3041.

[Signature page follows]

Sincerely,

EDGEWISE THERAPEUTICS, INC.

/s/ Kevin Koch
Kevin Koch, Ph.D.
President and Chief Executive Officer

cc:	R. Michael Carruthers, Edgewise Therapeutics, Inc.

John Moore, Edgewise Therapeutics, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Melissa Rick, Wilson Sonsini Goodrich & Rosati, P.C.

Richard Segal, Cooley LLP